SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. ___)(1)


                         Gaylord Entertainment Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class A, Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   367905106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             W. Chris Coleman, Esq.
                    McAfee & Taft A Professional Corporation
                       10th Floor, Two Leadership Square
                          211 N. Robinson, Suite 1000
                         Oklahoma City, Oklahoma 73102
                                 (405) 235-9621
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 13, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.367905106                   13D                      Page 2 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Inasmuch Foundation
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oklahoma

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,368,081

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,368,081

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,829,262

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 3 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ethics and Excellence in Journalism Foundation
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oklahoma

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         461,181

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         461,181

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,829,262

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 4 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     William J. Ross
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,829,262
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,892,262

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 5 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David O. Hogan

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,829,262
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,829,262

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 6 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Hugh Roff, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,829,262
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,829,262

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 7 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert J. Ross

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,829,262
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,829,262

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 8 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Patrick T. Rooney

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,829,262
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,829,262

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                      Page 9 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew W. Roff

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,829,262
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,829,262

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.367905106                   13D                     Page 10 of 13 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

     This Schedule 13D relates to shares of Class A common stock, par value $0.01 (the "Common Stock") of Gaylord Entertainment Company, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is One Gaylord Drive, Nashville, TN 37214.
________________________________________________________________________________
Item 2.  Identity and Background.

     This Schedule 13D is being filed by Inasmuch Foundation, Ethics and Excellence in Journalism Foundation and William J. Ross, David O. Hogan, J. Hugh Roff, Jr., Robert J. Ross, Patrick T. Rooney and Andrew W. Roff, directors thereof.

     Inasmuch Foundation is a charitable, scientific and educational foundation, incorporated under the laws of the State of Oklahoma, of which William J. Ross, David O. Hogan, J. Hugh Roff, Jr., Robert J. Ross, Patrick T. Rooney and Andrew
W. Roff are the directors. The address of Inasmuch Foundation's principal business and principal office is:

                  Inasmuch Foundation
                  c/o Rainey, Ross, Rice & Binns
                  735 First National Center
                  Oklahoma City, OK  73102

     Ethics and Excellence in Journalism Foundation is a charitable, scientific and educational foundation, incorporated under the laws of the State of Oklahoma, of which William J. Ross, David O. Hogan, J. Hugh Roff, Jr., Robert J. Ross, Patrick T. Rooney and Andrew W. Roff are the directors. The address of Ethics and Excellence in Journalism Foundation's principal business and principal office is:

                  Ethics and Excellence in Journalism Foundation
                  c/o Rainey, Ross, Rice & Binns
                  735 First National Center
                  Oklahoma City, OK  73102

     William J. Ross, David O. Hogan, J. Hugh Roff, Jr., Robert J. Ross, Patrick
T. Rooney and Andrew W. Roff (collectively the "Directors"), are individuals whose business address are, respectively:

                  Rainey, Ross, Rice & Binns
                  735 First National Center
                  Oklahoma City, OK  73102

                  Hogan & Slovacek
                  Two Warren Place
                  6120 South Yale, Suite 350
                  Tulsa, OK  74136-2444

                  Roff Resources LLC
                  333 Clay Street, Suite 4300
                  Houston, TX 77002-4104

                  McAfee & Taft A Professional Corporation
                  211 N. Robinson, 10th Floor
                  Oklahoma City, OK 73102

                  Patrick T. Rooney
                  6604 N. Hillcrest
                  Oklahoma City, OK 73116

                  Roff Resources LLC
                  333 Clay Street, Suite 4300
                  Houston, TX 77002-4104

     William J. Ross is an attorney practicing in Oklahoma City, Oklahoma. Mr. Hogan is an accountant practicing in Tulsa, Oklahoma. J. Hugh Roff, Jr. is in investments in Houston, Texas. Robert J. Ross is an attorney practicing in Oklahoma City, Oklahoma. Mr. Rooney is a banker in Oklahoma City, Oklahoma. Andrew W. Roff is in investments in Houston, Texas.

     None of the Reporting Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individual reporting persons are U.S. citizens.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     On December 13, 2002, Inasmuch Foundation and Ethics and Excellence in Journalism Foundation acquired shares of the Common Stock through a trust distribution, pursuant to the terms of the Edith Gaylord Harper 1995 Revocable Trust, as amended (the "Trust"). The Trust acquired the shares of the Common Stock through a dividend distribution of the Issuer's shares made by Gaylord Entertainment Company ("Old GET"), the predecessor to the Issuer, which were obtained by way of a dividend distribution to the shareholders of The Oklahoma Publishing Company ("OPUBCO") effective September 30, 1997. Prior to the effective date of the dividend distribution, the Issuer, formerly Gaylord Broadcasting Company, was a wholly owned subsidiary of Old GET.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The distribution of shares of Common Stock by the Trust described in Item 3, was effected pursuant to the terms of the Trust. Inasmuch Foundation received 75% of the shares of the Common Stock or the proceeds thereof owned by the Trust. Ethics and Excellence in Journalism Foundation, received 25% of the shares of the Common Stock or the proceeds thereof owned by the Trust.

     The Reporting Persons have no current plans or proposals that relate to or would result in the acquisition or disposition of securities of the Issuer; any extraordinary corporate transaction involving the Issuer or a subsidiary; a sale or transfer of a material amount of the assets of the Issuer or any subsidiary; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or similar instruments that may impede the acquisition of control of the Issuer by any other person; causing a class of securities of the Issuer to be delisted from a national securities exchange; a class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar action.

     The Directors may from time to time, directly or indirectly, purchase additional shares of the Common Stock or sell shares of the Common Stock on the open market or otherwise depending on an evaluation of market price, diversification of assets, or other considerations.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     Prior to December 13, 2002, each of Inasmuch Foundation and Ethics and Excellence in Journalism Foundation held 7731 shares of the Common Stock. These were acquired by gift from Edith Gaylord Harper.

     On December 13, 2002, the Trust distributed 1,360,350 shares of the Common Stock, constituting 4.0% of the outstanding shares of the Issuer, to Inasmuch Foundation, and 453,450 shares of the Common Stock, constituting 1.3% of the outstanding shares of the Issuer, to Ethics and Excellence in Journalism Foundation. After this distribution, Inasmuch Foundation holds 1,368,081 shares of the Common Stock, constituting 4.1% of the outstanding shares of the Issuer, and Ethics and Excellence in Journalism Foundation holds 461,181 shares, constituting 1.4% of the outstanding Shares of the Issuer. The Directors, as directors of Inasmuch Foundation, have shared power to vote and to dispose or to direct the disposition of 1,368,081 shares of the Common Stock, constituting 4.1% of the outstanding shares of the Issuer. As directors of Ethics and Excellence in Journalism Foundation, the Directors have shared power to vote and to dispose or to direct the disposition of 461,181 shares of the Common Stock, constituting 1.4% of the outstanding shares of the Issuer.

     Prior to October 24, 2002, the Trust held 2,943,584 shares of common stock of OPUBCO and Trust certificates from The Oklahoma Publishing Company Voting Trust (the "OPUBCO Voting Trust") representing 8,186,063 shares of OPUBCO and each of Inasmuch Foundation and Ethics and Excellence in Journalism Foundation held 6,804 shares of common stock of OPUBCO. On October 24, 2002, the Trust distributed 2,207,688 shares of common stock of OPUBCO and Trust certificates from the OPUBCO Voting Trust representing 6,139,547 shares of OPUBCO to Inasmuch Foundation, and distributed 735,896 shares of common stock of OPUBCO and Trust certificates from the OPUBCO Voting Trust representing 2,046,516 shares of OPUBCO to Ethics and Excellence in Journalism Foundation. OPUBCO has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of the Common Stock, constituting 6.30% of the total shares outstanding of the Issuer. This includes 1,833,366 shares beneficially owned by GFI Company, a corporation wholly owned by OPUBCO. Inasmuch Foundation and Ethics and Excellence in Journalism Foundation disclaim beneficial ownership of the shares held by OPUBCO and GFI.

     Each of Inasmuch Foundation and Ethics And Excellence in Journalism Foundation has separate purposes and each disclaims beneficial ownership of the shares of the Common Stock held by the other. Likewise, each director disclaims beneficial ownership of the shares of the Common Stock controlled by each of Inasmuch Foundation and Ethics and Excellence in Journalism Foundation.

     There are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Directors are bound by separate fiduciary duties to each foundation.

     The parties have entered into a Joint Filing Agreement to make this
Schedule 13D filing (attached as Exhibit 1).
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     The following are filed as exhibits:

        Exhibit 1         Joint Filing Agreement dated December 13, 2002.
________________________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2002
     (Date)
                                       INASMUCH FOUNDATION


                                       By  WILLIAM J. ROSS
                                           William J. Ross, Director


                                       By  DAVID O. HOGAN
                                           David O. Hogan, Director


                                       By  J. HUGH ROFF, JR.
                                           J. Hugh Roff, Jr., Director


                                       By  ROBERT J. ROSS
                                           Robert J. Ross, Director


                                       By  PATRICK T. ROONEY
                                           Patrick T. Rooney, Director


                                       By  ANDREW W. ROFF
                                           Andrew W. Roff, Director


                                       ETHICS AND EXCELLENCE IN JOURNALISM
                                       FOUNDATION


                                       By  WILLIAM J. ROSS
                                           William J. Ross, Director


                                       By  DAVID O. HOGAN
                                           David O. Hogan, Director


                                       By  J. HUGH ROFF, JR.
                                           J. Hugh Roff, Jr., Director


                                       By  ROBERT J. ROSS
                                           Robert J. Ross, Director


                                       By  PATRICK T. ROONEY
                                           Patrick T. Rooney, Director


                                       By  ANDREW W. ROFF
                                           Andrew W. Roff, Director


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13D-1(k) under the Securities Exchange Act of 1934, the persons named below agreed to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Gaylord Entertainment Company, and further agree that this Joint Filing Agreement be included as an exhibit to such statement.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 13th day of December, 2002.

                                       INASMUCH FOUNDATION


                                       By  WILLIAM J. ROSS
                                           William J. Ross, Director


                                       By  DAVID O. HOGAN
                                           David O. Hogan, Director


                                       By  J. HUGH ROFF, JR.
                                           J. Hugh Roff, Jr., Director


                                       By  ROBERT J. ROSS
                                           Robert J. Ross, Director


                                       By  PATRICK T. ROONEY
                                           Patrick T. Rooney, Director


                                       By  ANDREW W. ROFF
                                           Andrew W. Roff, Director


                                       ETHICS AND EXCELLENCE IN JOURNALISM
                                       FOUNDATION


                                       By  WILLIAM J. ROSS
                                           William J. Ross, Director


                                       By  DAVID O. HOGAN
                                           David O. Hogan, Director


                                       By  J. HUGH ROFF, JR.
                                           J. Hugh Roff, Jr., Director


                                       By  ROBERT J. ROSS
                                           Robert J. Ross, Director


                                       By  PATRICK T. ROONEY
                                           Patrick T. Rooney, Director


                                       By  ANDREW W. ROFF
                                           Andrew W. Roff, Director